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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FM Partners Holdings LLC
(A Wholly-owned Subsidiary of LMDC Holdings LLC)
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rosenberg 212-632-2689
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Rosenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FM Partners Holdings LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, CFO & COO
Title

Notary Public

KATHLEEN M. CARTER
Notary Public, State of New York
No. 01CA6147255
Qualified in Kings County
Commission Expires 05/30/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FM PARTNERS HOLDINGS LLC

(A WHOLLY-OWNED SUBSIDIARY OF LMDC HOLDINGS LLC)
(S.E.C. I.D. No. 8-66861)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

FM PARTNERS HOLDINGS LLC
(A Wholly-owned Subsidiary of LMDC Holdings LLC)

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To FM Partners Holdings LLC

We have audited the accompanying statement of financial condition of FM Partners Holdings LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FM Partners Holdings LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 19, 2016

FM PARTNERS HOLDINGS LLC

(A Wholly-owned Subsidiary of LMDC Holdings LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

(Dollars In Thousands)

ASSETS		
Cash	$	2,144
Deposits with clearing organizations		10
Securities owned, at fair value		7,133
Other receivable		1,088
TOTAL ASSETS	$	10,375
LIABILITIES AND MEMBER'S EQUITY		
Other liabilities	$	1,883
Commitments and contingencies (Note 10)		
MEMBER'S EQUITY		
Member's equity	$	8,505
Accumulated Other Comprehensive Income		(13)
TOTAL MEMBER'S EQUITY		8,492
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,375

See notes to financial statements

1. ORGANIZATION

FM Partners Holdings LLC (the "Company"), formerly known as Lazard Capital Markets LLC, is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") . The Company wholly-owned a United Kingdom ("UK") holding company subsidiary, LCM Holdings 2008 Limited ("LCMH 2008 Ltd"), which in turn wholly-owned its regulated subsidiary, Lazard Capital Markets International Limited ("LCM International Ltd"), a UK brokerage firm, regulated by the UK's Financial Services Authority ("FSA") (see Note 2). The Company is wholly owned by LMDC Holdings LLC, a Delaware limited liability company, formerly known as LFCM Holdings LLC (the "Member" or "LMDC Holdings").

2. SIGNIFICANT EVENTS

On January 31, 2015 the Company sold its fixed income business operated by LCM International Ltd. for approximately $4.3 million and recorded a gain on the sale of approximately $1.4 million which is included in the statement of operations. Following the sale, the Company liquidated LCMH 2008 Ltd and distributed all assets to the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Securities Owned – Securities owned are stated at fair value with realized and unrealized trading and investment gains and losses reflected in principal transactions in the accompanying statement of operations and comprehensive loss. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Deposits with Clearing Organizations and Other Receivables– Other receivables and deposits with clearing organizations consist of an earn out related to a business that was sold, and a collateral balance owed to the Company from a clearing organization.

Furniture, equipment and leasehold improvements – net – Furniture, equipment and leasehold improvements were accounted for at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 22 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using

estimated useful lives, generally between 3 and 10 years. Leasehold improvement credits from the landlord are amortized over the length of the lease and may be accelerated due to any changes in the lease. (see Note 5).

Other Liabilities – Other liabilities primarily include accrued compensation, related party payables, and vendor payables.

Revenue Recognition

Principal Transactions – Realized gains and losses are included in principal transactions and are recorded on a trade date basis.

Gain on Sale of LCM International Ltd. – The Company recorded a gain on the sale of a wholly owned subsidiary in the closing date.

Earn out Revenue – The Company records revenue related to the sale of its securities lending business line when earned.

Interest and dividends – The Company recognizes contractual interest and dividend on securities owned on an accrual basis..

4. RELATED PARTY TRANSACTIONS

During April of 2015, the Company returned approximately $9.9 million of capital to the Member.

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – NET

At December 31, 2015 the lease for the Company's New York office expired and all of the furniture, equipment and leasehold improvements that were not fully depreciated or amortized have been recorded as a loss on disposal of furniture and equipment, of approximately $213 thousand for the year ended December 31, 2015 and is included in occupancy and equipment expense in the statement of operations. Depreciation and amortization expense amounted to approximately $1,355 million for the year ended December 31, 2015 and is included in occupancy and equipment expense in the statement of operations.

6. FAIR VALUE MEASUREMENTS

Substantially all of the Company's assets and liabilities are carried at fair value.

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company categorizes its securities owned at fair value. All of the Company's assets for Fair Value assessment are Level 1 valued at $7,133.

Level 1 — Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access at the measurement date. The instruments valued based on quoted market prices in active markets include most money market securities.

Level 2 — Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or

corroborated by market data. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of transparency include most investment-grade and high- yield corporate bonds, less liquid listed equities, and municipal obligations.

Level 3 Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. These types of instruments typically trade infrequently and have little or no price transparency. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. The Company's Level 3 assets primarily relate to the restricted use of an asset or liability and are typically subject to transfer restrictions.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2015.

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned:				
Money market instruments	$ 7,133	$ -	$ -	$ 7,133
Total Assets	$ 7,133	$ -	$ -	$ 7,133

7. OTHER LIABILITIES

At December 31, 2015, other liabilities consisted of the following:

Accrued Compensation	$ 1,543
Other	340
	$ 1,883

8. POTENTIAL RISK

At December 31, 2015, the Company's most significant concentration of credit risk was with a financial institution that acts as custodian for Cash and money market funds held by the Company. As of December 31, 2015, the company did not experience any losses on these accounts. The Company believes its exposure to

these funds to be minimal, and continuously monitors the composition and risk associated with these instruments.

9. EMPLOYEE BENEFIT PLANS

As of January 31, 2015 the Company set up a Simple IRA Plan for its employees.

Amended and Restated Phantom Equity Incentive Plan

The Board of LMDC Holdings (the "Board") adopted the Phantom Equity Plan effective January 1, 2008, and amended and restated such plan effective as of July 15, 2010. The Amended and Restated Phantom Equity Incentive Plan provides that the Board may award select officers and employees of the Company interests in an aggregate amount (the "total plan payout amount") equal to 50% of the appreciation in value of the Company's equity at the time of certain future events from the net book value of the Company on December 31, 2006, as adjusted for certain expenses incurred by the Company that are identified in the Phantom Equity Plan ("Adjusted Starting Value"). The Phantom Equity Plan provides that holders of vested Phantom Equity Plan interests will receive a payout following the earlier of certain liquidity events with respect to the Company (as identified in the Phantom Equity Plan) and January 1, 2018. Such payouts may be made in cash or securities, debt or other property of the Company or another person as determined by the Board.

The Phantom Equity Plan was terminated effective as of April 30, 2015. Since the value of the Company's equity at the time of the termination of the plan did not exceed the Adjusted Starting Value, the total plan payout amount was zero and no participants in such plan were entitled to any payments thereunder.

10. COMMITMENTS AND CONTINGENCIES

The Company subleases office space in Boston and San Francisco with leases ending January 31, 2018 and November 30, 2016, respectively.

Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. Aggregate minimum rental commitments under these leases are as follows:

	Gross Rental Payments	Sublease Income	Net Rental Payments
December 31,			
2016	435	320	115
2017	165	114	51
2018	14	10	4
Total minimum lease payments	$ 614	$ 444	$ 170

The above subleases for both Boston and San Francisco have been sublet to a third party for the term of the master sublease.

The Company has entered into a short-term Office License Agreement in New York, which expires May 31, 2016.

Legal – In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other

injunctions. The Company recognizes a liability for a contingency in other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual.

The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's results of operations, cash flows or financial condition. In addition, management believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the financial statements is not material.

11. REGULATORY REQUIREMENTS

As a U.S. registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At December 31, 2015, the Company had no debit items arising from customers and its regulatory net capital was $7,252, and its regulatory net capital in excess of the minimum was $7,002.

During 2015, the Company was exempt from performing the computations for the assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

12. INCOME TAXES AND UNICORPORATED BUSINESS TAX

The Company is deemed to be a single-member disregarded entity for federal and state income taxes. Accordingly, no federal and state tax provision (benefit) has been made in the financial statements with respect to the Company's earnings (losses), which are reflected in the Member's tax returns, except with regard to its foreign subsidiaries that are taxed in the country in which they operate. The Company evaluates uncertain tax positions in accordance with ASC 740, *Income Taxes* and has determined that at December 31, 2015, the Company does not have any uncertain tax positions that require recognition or measurement in the financial statements.

The Company does not file New York City Unincorporated Business Tax as it is included in the Member's filing.

* * * * *